UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Akcea Therapeutics, Inc.

(Name of Subject Company)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Brett Monia

President

Akcea Therapeutics, Inc.

c/o Ionis Pharmaceuticals, Inc.

2855 Gazelle Court

Carlsbad, CA 92010

(760) 931-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Akcea Therapeutics, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to acquire all of the outstanding Shares at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Ionis and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Ionis and Purchaser with the SEC on September 14, 2020, as amended or supplemented from time to time.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following new section before the final section entitled “Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

At one minute after 11:59 p.m., Eastern Time, on October 9, 2020, the Offer expired. American Stock Transfer & Trust Company, LLC, in its capacity as depository for the Offer (the “Depository”), advised that, as of the expiration of the Offer, a total of 21,201,937 Shares (excluding (i) Shares beneficially owned and tendered by Excluded Holders and (ii) Shares with respect to which Notices of Guaranteed Delivery were delivered) were tendered and not validly withdrawn pursuant to the Offer, representing approximately 85.5% of the Shares outstanding as of the expiration of the Offer, excluding the Shares beneficially owned by the Excluded Holders. In addition, the Depository advised that Notices of Guaranteed Delivery have been delivered with respect to 919,068 additional Shares, representing approximately 3.7% of the Shares outstanding as of the expiration of the Offer, excluding the Shares beneficially owned by the Excluded Holders.

As of the expiration of the Offer, the number of Shares tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, each issued and outstanding Share (other than Shares held by the Company, Ionis, Purchaser, any wholly owned subsidiary of Ionis or Purchaser, or by stockholders of the Company who have perfected their statutory rights of appraisal under the DGCL) was converted into the right to receive $18.15 in cash, without any interest thereon and subject to any withholding of taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Ionis intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 12, 2020, Ionis issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 is hereby amended and supplemented as follows:

The following Exhibit is hereby added:

Exhibit No.	Description

(a)(5)(I)	Press Release, dated October 12, 2020 (incorporated by reference to Exhibit 99.1 to Ionis’s Current Report on Form 8-K filed on October 13, 2020)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020	AKCEA THERAPEUTICS, INC.

	By:	/s/ Elizabeth L. Hougen
		Name:	Elizabeth L. Hougen
		Title:	Treasurer and Director